

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 13, 2017

Via E-mail
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
Mid-America Apartments L.P.
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

>   **Re: Mid-America Apartments L.P.**
>   **Mid-America Apartment Communities, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2016**
>   **Filed February 24, 2017**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2017**
>   **Filed April 27, 2017**
>   **File Nos. 333-190028-01 and 001-12762**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2017

Overview of the Three Months Ended March 31, 2017, page 33

1. We note your disclosure on page 34 that results for the three months ended March 31, 2017 included $29.3 million of additional depreciation and amortization expense related to the step-up in asset values from the Post Properties Merger. Please clarify what is meant by the step-up in asset values, and how it generated additional depreciation compared to your prior year.

Form 8-K filed February 1, 2017

Exhibit 99.1

2. We note that your calculation of EBITDA on page 12 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 with any other questions.
.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities